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                                                                    Exhibit 4(d)

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

ENHANCED SURRENDER VALUE RIDER

This rider is made part of the policy to which it is attached if Enhanced Surrender Value Rider is shown in the Policy Specifications. Except as provided below, this rider is subject to all the terms of the policy. This rider becomes effective as of the Policy Date of the policy to which it is attached.

THE ENHANCED SURRENDER VALUE

If the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Surrender Value payable will equal the greater of the policy's Surrender Value or:

1.   (the policy's Accumulation Value; multiplied by

2. the Enhanced Surrender Value Reduction Rate shown in the Policy Specifications); plus

3. (the Enhanced Surrender Value Per Thousand Adjustment Rate shown in the Policy Specifications; multiplied by either:

     i.   the Initial Specified Amount; or

     ii.  the current Specified Amount, whichever is lower; multiplied by

4.   0.1%); minus

5.   Indebtedness.

The amount available under the policy for partial surrenders and loans will not be increased due to this rider.

ENHANCED SURRENDER VALUE PERIOD

Policy Years 1 through 5.

CHARGE FOR RIDER

In Policy Years 2 through 5, there will be a Monthly Charge per $1,000 of Initial Specified Amount. This charge is shown in the Policy Specifications.

DEATH BENEFIT PROCEEDS

If the Insured (or both Insureds if your policy is on the lives of two Insureds) dies while this rider is In Force, we will pay Death Benefit Proceeds equal to the greater of:

a. the amount determined under the Death Benefit Option in effect at the time of the Insured's death (or Second Death if your policy is on the lives of two Insureds), less any Indebtedness; or

b. an amount equal to the greater of the Accumulation Value or Enhanced Surrender Value on the date of death multiplied by the applicable pecentage shown in the corridor Percentages Table in the Policy Specifications, less any Indebtedness.

CONDITIONS

Subject to the terms and conditions of this rider and the policy, we agree to pay the Enhanced Surrender Value during the Enhanced Surrender Value Period if all the following conditions are met:

a. Written Notice of full surrender is received at our Administrator Mailing Address prior to the death of the Insured(s) which would cause Death Benefit Proceeds to become payable under the policy; or

b.   the policy is not surrendered due to an exchange for a new policy; and

c. this rider has not terminated as set forth in the Termination provision below.


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TERMINATION

This rider and all rights provided under it will terminate automatically and cannot be reinstated upon whichever of the following occurs first:

a.   the end of the Enhanced Surrender Value Period; or

b.   the policy Lapses; or

c.   full surrender of the policy; or

d. exchange, replacement or any termination of the policy except for the benefits provided by the Change of Insured Rider; or

e. the death of the Insured(s) which would cause Death Benefit Proceeds to become payable under the policy.

If you request to terminate this rider your policy will also terminate.

                                     The Lincoln National Life Insurance Company


                                     /s/ Dennis R Glass
                                     -------------------------------------------
                                     President


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